Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Com Hem Holding AB (publ) Subject Company: Com Hem Holding AB Commission File No.: 132-02822
Tele2 has filed a registration statement on Form F-4 with the US Securities and Exchange Commission (the “SEC”) in connection with the transaction, which is available on the SEC’s website at https://www.sec.gov/edgar/searchedgar/companysearch.html. Tele2 plans to mail a US prospectus, which is part of the registration statement on Form F-4, to any known US shareholders of Com Hem in connection with the transaction. US resident shareholders of Com Hem are urged to read the US registration statement carefully. The US registration statement contains important information about the transaction particular to US shareholders of Com Hem.
DEAR COM HEM SHAREHOLDER,
On January 10, 2018, Com Hem and Tele2 announced the intended merger of the two companies to create a leading integrated connectivity provider in the Swedish telecommunications market.
Over the last few years, Com Hem has undertaken a period of active strategic development and continued long-term investment into our network, product portfolio and operations, with the ultimate goal of improving customer satisfaction and better positioning the company for the future. At the same time, we have generated substantial value for our shareholders.
As we look into the future, and listen to the expectations of our customers, the combination of Com Hem and Tele2 is a natural next step. The enlarged company will have a 4G network population coverage in Sweden of 99.9 percent and its broadband network will cover over 60 percent of Sweden’s households, meeting the demands of tomorrow in both the B2C and B2B segments. It will be the second largest mobile telephony and fixed broadband provider in the Swedish market, and the leader in TV. The combination of the two companies will therefore bring enhanced growth, product diversification and a broader base for cash flow generation as it builds from the fundamentals of both a mobile business and a fixed broadband and digital TV & Play business.
As a result of the combination, the merger is expected to increase the long-term cash resilience of the enlarged company in comparison to Com Hem and Tele2 individually, and unlock meaningful long-term value through synergies. The enlarged company will therefore have significant capacity to support its strategic ambitions, drive growth and allow for attractive shareholder remunerations and returns. Specifically, the enlarged company will seek to operate within a net debt/EBITDA range of between 2.5–3.0x, maintain investment grade credit metrics and is expected to distribute in excess of 100 percent of equity free cash flow to shareholders, through a combination of dividends and share repurchases.
The planned merger between Com Hem and Tele2 takes both companies into a new chapter and a new world of possibilities to unleash the power of Swedish households, individuals and businesses of all sizes. I, together with the Board of Directors of Com Hem and Tele2, believe that this transaction is therefore highly beneficial to both companies and ultimately to you, our shareholders.
To conclude, we are very excited about the mutual benefits that this transaction will provide and hope that you as a shareholder will support us by attending and voting in favour of the combination of Com Hem and Tele2 at Com Hem’s Extraordinary General Meeting (“EGM”) on Friday 21 September.
Please find more information about the EGM and contact details to Com Hem’s hotline service further below in this information notice.
Yours sincerely,
Anders Nilsson
CEO, Com Hem Holding AB

Key dates
September 14, 2018 – Record date for participation at the extra general meeting
September 17, 2018 – Last day to give notice of attendance to the extra general meeting
September 21, 2018 – Extra general meeting in Com Hem
Fourth quarter 2018 – The merger is expected to be registered
What to do as a shareholder?
If you own shares in Com Hem you are not obliged to take any action. However, you will have the ability to vote on the statutory merger in the EGM.
If a two-thirds majority (of votes cast as well as shares represented, within each class of shares) on each of Tele2’s and Com Hem’s respective EGMs resolve to approve the merger plan and for Tele2 to approve the issuance of the non-cash consideration, the existing Com Hem shareholders will receive a cash consideration and newly issued B-shares in Tele2 as merger consideration and Com Hem will be merged into Tele2. The exchange ratio for the merger consideration has been determined in such way that each share in Com Hem shall be exchanged for 1.0374 new B shares in Tele2 and SEK 37.02 in cash. The merger consideration will be distributed automatically, and no actions will be required from the shareholders of Com Hem in relation thereto. The merger will result in the dissolution of Com Hem, whereby all of Com Hem’s assets and liabilities will be transferred to Tele2.
The Com Hem EGM is scheduled to take place on Friday September 21 at 13:00 CEST at Fleminggatan 18 in Stockholm. Shareholders who wish to attend the EGM shall:

◾	be entered in the share register maintained by Euroclear Sweden AB on Friday, September 14, 2018, and,

◾

give notice of their attendance no later than Monday, September 17, 2018. Notice of attendance can be made at www.comhemgroup.com/egm2018, by telephone to +46 (0) 8 402 92 48 (weekdays 9.00 – 16.00 (CEST)) or by mail to Com Hem Holding AB (publ), c/o Euroclear Sweden AB, P.O. Box 191, SE-101 23 Stockholm, Sweden.

Further information regarding Com Hem’s EGM is available in the Notice to attend the Extraordinary General Meeting distributed together with this letter by mail and is available at www.comhemgroup.com/egm2018.
Additional information
Com Hem and Tele2 have filed a merger document with more information about the merger. The merger document has been approved by the Swedish financial supervisory authority and is available at www.comhemgroup.se/en/.
Tele2 has also filed a registration statement on Form F-4 with the SEC in connection with the transaction, which is available on the SEC’s website at www.sec.gov/edgar/searchedgar/companysearch.html. Tele2 plans to mail a US prospectus, which is part of the registration statement on Form F-4, to any known US shareholders of Com Hem in connection with the transaction. US resident shareholders of Com Hem are urged to read the US registration statement carefully. The US registration statement contains important information about the transaction particular to US shareholders of Com Hem.
Since readers increasingly use digital devices, and in order to protect the environment, the merger document will not be distributed physically. However, Com Hem has opened a hotline service where shareholders who wish can order a physical copy of the merger document and have questions answered regarding the execution of the merger. Please find contact details to Com Hem’s hotline service below.
Sweden free-phone: 0200 883 389
Stockholm: +46 (0) 850635738
UK: +44 (0) 20 7294 7813
USA: +1 888 410 7850
Additional information about the merger, press releases, and transaction documents, can be found on the link below:
https://www.comhemgroup.se/en/

IMPORTANT INFORMATION
The information included in this document is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Com Hem Holding AB (publ) (“COM HEM”) or Tele2 AB (publ) (“Tele2”). Tele2 has filed a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the planned merger of COM HEM into Tele2 (“Transaction”). Tele2 is expected to mail a US prospectus, which is part of the registration statement on Form F-4, to known security holders of COM HEM in connection with the transaction. This information is not a substitute for the US prospectus, which is part of the registration statement on Form F-4 or any other offering materials or other documents that Tele2 may plan to file with the SEC or send to security holders of COM HEM in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE US PROSPECTUS AND THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE US PROSPECTUS AND THE REGISTRATION STATEMENT CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. Investors and security holders will be able to obtain free copies of the US prospectus and the registration statement through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may be obtained from COM HEM, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40. Free copies of the US prospectus may be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88.
In addition to the US prospectus and the registration statement, COM HEM and Tele2 file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by COM HEM or Tele2 at: http://www.comhemgroup.se/en/investors/ and http://www.tele2.com/investors/, respectively.
FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements. By their nature, forward- looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although the management of COM HEM believes that the expectations reflected in any forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and COM HEM undertakes no obligation to update any forward-looking statements. Past performance of COM HEM or Tele2 does not guarantee or predict future performance of the combined company. Moreover, COM HEM, Tele2 and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Transaction will be completed in the manner and timeframe described in this document, or at all.
NO SOLICITATION
This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.